EnCana provides update on Medium Term Notes and Redemptions

EnCana to call a meeting of holders of a third issue of Medium Term Notes

CALGARY, Alberta (July 6, 2005) — EnCana Corporation (TSX, NYSE: ECA) has received the required written consents for amendments that will permit the redemption of each of two issues of medium term notes, being its 8.50% notes due March 15, 2011 and 5.50%/6.20% notes due June 23, 2028. Holders of not less than 66 2/3 percent of the principal amount of each of the two issues have consented to amendments to permit redemption at the Canada Yield Price (plus accrued and unpaid interest to but excluding the date of redemption) and the amendments have been made. EnCana has also delivered a notice of redemption to redeem the two issues of notes and has established August 10, 2005 as the redemption date. The intention to effect these amendments and redeem the notes was previously announced by EnCana on June 17, 2005.

The Canada Yield Price for the two issues has been determined as of July 5, 2005. The Canada Yield Price, together with accrued and unpaid interest to but excluding the redemption date, rounded to three decimal places, for each Cdn$100 of principal amount is as follows: Cdn$128.388 for the 8.50% notes due March 15, 2011 and Cdn$127.560 for the 5.50%/6.20% notes due June 23, 2028.

The notes are held in registered form by CDS & Co. on behalf of brokers, custodians and the beneficial owners. EnCana will provide the redemption amount to the trustee for the notes by August 10, 2005. The redemption amount will be credited to the accounts of beneficial holders of the notes through their individual brokers or custodians in accordance with the procedures of the trustee and CDS & Co. Beneficial holders may contact their individual brokers or custodians for additional information.

EnCana has also established July 7, 2005 as the record date for a meeting of holders of a third issue of medium term notes, being its 5.95% notes due June 2, 2008, to consider, and if thought advisable to approve, amendments to the terms of such notes to provide EnCana with the right to call for the redemption of the notes at the Canada Yield Price (plus accrued and unpaid interest to but excluding the date of redemption). It is expected that meeting materials with full details of the amendments will be mailed to holders on or about July 12, 2005 and that the meeting will be held on or about August 8, 2005.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Almas Kassam
Vice-President, Investor Relations	Analyst, Media Relations
(403) 645-2194	(403) 645-4716
Susan Grey
Analyst, Investor Relations
(403) 645-4751

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